02038297

EXECUTION COPY

Total No. of Pages: 4

P.E. 5-16-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

SEC MAIL PROCESSING RECEIVED JUN 10 2002 WASH, D.C. 164 SECTION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 16, 2002

Commission file number: **0-30924**

MARCONI PLC

PROCESSED JUN 17 2002 THOMSON FINANCIAL

(Exact name of Registrant as specified in its Charter)

One Bruton Street
London W1J 6AQ
England
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______   No X

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

MARCONI PLC TO FLOAT STRATEGIC COMMUNICATIONS BUSINESS

London and Genoa, May 16, 2002 - Marconi plc (London and Nasdaq: MONI) today announced a planned initial public offering ("IPO") on the Milan Stock Exchange of its Strategic Communications business ("the Company"), part of Marconi Mobile. Strategic Communications designs, manufactures and supplies communications and information systems, primarily for defence and security applications, including ground, naval, avionic communications/command and control systems. The company employs approximately 4,000 people in Italy, UK, Germany and Turkey and, in the financial year ended 31st March, 2002, had sales of approximately £300 million (approximately € 500 million), an increase on the previous year of some 17 per cent.

Commenting on today's announcement, Strategic Communications' Chief Executive, Remo Pertica, said: "Strategic Communications' record of successful growth and service to its customers over many years now enables the Company to seek an independent stock market listing. We look forward to continuing to build on our long established partnerships, both in Italy and internationally, between Strategic Communications, its customers and employees."

Mike Parton, Chief Executive of Marconi plc, said: "This is a logical step which will position the Strategic Communications business and its people for the next stage of development. For Marconi plc, it is a continuation of its increasing focus on its core telecommunications equipment and solutions business."

Further details regarding the IPO, including Strategic Communications' post-IPO capital structure, and the offer timing and plan of distribution, will be announced in due course.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on both the London Stock Exchange and NASDAQ under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Contacts

Name:	David Beck / Joe Kelly	Heather Green
Title:	Public Relations	Investor Relations
Phone:	+44 (0) 207 306 1771	+44 (0) 207 306 1735
	joe.kelly@marconi.com	heather.green@marconi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI PLC

By: ______________________________

Name: N C Porter

Title: Secretary

Date: May 16, 2002